Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

October 12, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Larkin

Re: RiverNorth Specialty Finance Corporation (the “Fund” or the “Registrant”) (File Nos. 333-266719; 811-23067); Response to Examiner Comments on N-2

Dear Ms. Larkin:

This letter responds to the staff’s comments that you provided via telephone on September 13, 2022, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	Please uncheck the “when declared effective pursuant to section 8(c)” box on the facing page.

The Registrant has made the requested change in the Revised Registration Statement.

2.	The staff notes that the cover page contemplates a combined offering of Common and Preferred Stock. Please add bullet points with additional information related to the offering, similar to the following:
•	The solicitation fees of this offering, the costs of distribution on the Preferred Shares, the offering costs and other Fund expenses are paid from assets attributable to the Common Shares. In the aggregate, these expenses are expected to be [ ]% of Common Share assets for the Fund’s first year of operations.
•	Because the Preferred Shares are entitled to a certain level of distributions, which will be expenses of the Common Shares, there is a significant risk that the Common Shares will trade at a significant discount to net asset value beginning [ ] days after the offering.

•	Although the distribution rate for the Preferred Shares is [ ]% for the Fund’s first year of operations, that rate represents only [ ]% of a shareholder’s total investment. Further, this distribution rate drops significantly beginning in the fund’s second year of operations.

With respect to the first bullet point, the Registrant respectfully submits that it will include the requested disclosure in the prospectus supplement relating to the specific future offering the Registrant may make, as the information will not be known until such time.

The Registrant has added the following disclosure to the Revised Registration Statement:

•	Because the Preferred Shares will be entitled to a certain level of distributions, which will be expenses of the Common Shares, there is a significant risk that the Common Shares will trade at a significant discount to NAV shortly after an offering under this Prospectus.
•	The distribution rate for the Preferred Shares will represent only a percentage of a preferred shareholder’s total investment. Further, this distribution rate may drop significantly in the future.

3.	Pursuant to Rule 35d-1 of the Investment Company Act of 1940, please add an 80% policy indicating that 80% of the Fund’s investments must consist of specialty finance investments and revise the first paragraph of the “Principal Investment Strategies” section on the cover page to clarify which types of Fund investments will be included in the 80% specialty finance bucket under the 80% policy and which types of investments will fall outside of the 80% bucket.

The Registrant has revised the disclosure as follows in the Revised Registration Statement:

Under normal market conditions, the Fund seeks to achieve its investment objective by investing, directly or indirectly, at least 80% of its Managed Assets (as defined below) in specialty finance investments such as credit instruments, including a portfolio of securities of specialty finance and other financial companies that the Fund’s Adviser (as defined below) believes offer attractive opportunities for income. These specialty finance investments may include investments in ~~companies may include, but are not limited to,~~ banks, thrifts, finance companies, lending platforms, business development companies, real estate investment trusts, special purpose acquisition companies, private investment funds (private funds that are exempt from registration under Sections 3(c)(1) and 3(c)(7) of the 1940 Act), registered closed-end investment companies, brokerage and advisory firms, insurance companies and financial holding companies. Together, these types of companies are referred to as “financial institutions.” The Fund may invest up to 20% of its Managed Assets (as defined below) in other assets and securities that are not delineated above, but that are in keeping with the Fund's investment objective. The Fund may also make other temporary investments, such as holding cash or other cash equivalents or money market investments while suitable investment opportunities or while holding cash for purposes of paying periodic redemptions. The Fund’s investments in hedge funds and private equity funds that are exempt from registration under Sections 3(c)(1) and 3(c)(7) of the 1940 Act will be limited to no more than 15% of the Fund’s assets. The Fund may also invest in common equity, preferred equity, convertible securities and warrants of these institutions. “Managed Assets” means the total assets of the Fund, including assets attributable to leverage, minus liabilities (other than debt representing leverage and any preferred stock that may be outstanding).

4.	In the second-to-last paragraph on page ii, please revise the disclosure to clarify that the Fund must comply with the 15% limitation on investments in hedge funds and private equity funds that are exempt from registration under Sections 3(c)(1) and 3(c)(7) of the 1940 Act at all times (including as a result of market fluctuations).

The Registrant has revised the disclosure as follows:

Percentage limitations described within this prospectus regarding the Fund’s investment strategies and policies are as of the time of investment by the Fund and may be exceeded on a going-forward basis as a result of market value fluctuations of the Fund’s portfolio investments ~~to the extent~~; however, the Fund’s investments in hedge funds and private equity funds that are exempt from registration under Sections 3(c)(1) and 3(c)(7) of the 1940 Act are limited to no more than 15% of the Fund’s assets at all times (including as a result of market value fluctuations).

5.	Please supplementally confirm that the Fund will include a dilution example in a prospectus supplement.

The Registrant supplementally confirms that the Fund will include a dilution example in any future prospectus supplements.

6.	If the Fund derives its returns principally from a swap or a pooled investment vehicle exempt from registration under Sections 3(c)(1) or 3(c)(7) under the 1940 Act such as a commodity pool, please include a footnote to the fee table on page 14 disclosing the cost of investing in the swap or the pooled investment vehicle. The footnote should explain that the embedded cost of the swap (and the operating expenses of any reference assets) or pooled vehicles are indirect expenses of the Fund that are not included in either the fee table or the expense example. Please include an estimate of such costs as a percentage of Fund assets for the most recently completed fiscal year.

The Registrant confirms that it does not derive its returns principally from a swap or pooled investment vehicle exempt from registration under Sections 3(c)(1) or 3(c)(7) under the 1940 Act.

7.	In the “Incorporation by Reference” section of the Registration Statement on page 56, please disclose that the Fund’s Statement of Additional Information is incorporated by reference into the Registration Statement.

The Registrant notes that the Revised Registration Statement will not be filed pursuant to General Instruction A.2 and thus, the Registrant has deleted the “Incorporation by Reference” section from the Revised Registration Statement, making this comment no longer applicable. The Registrant notes that it has disclosed elsewhere in the Revised Registration Statement that the Fund’s Statement of Additional Information is incorporated by reference into the Revised Registration Statement.

8.	Please update the references on page 56 of the Registration Statement to the Fund’s most recently filed annual report for the fiscal year ended June 30, 2022 on Form N-CSR with the applicable filing date.

The Registrant notes that the Revised Registration Statement will not be filed pursuant to General Instruction A.2 and thus, the Registrant has deleted the “Incorporation by Reference” section from the Revised Registration Statement, making this comment no longer applicable. The Registrant notes that it has updated all other references to the Fund’s most recently filed annual report for the fiscal year ended June 30, 2022 on Form N-CSR with the applicable filing date.

9.	Please confirm that the senior security information, fees and expenses table, share price data and unresolved staff comments have been included in the Fund’s annual report on Form N-CSR as required by Instruction 4(h) to Item 24 of Form N-2.

The Registrant notes that Instruction 4(h) to Item 24 of Form N-2 applies to registrants filing a registration statement pursuant to General Instruction A.2. The Revised Registration Statement will not be filed pursuant to General Instruction A.2, and thus, the Registrant respectfully notes that Instruction 4(h) to Item 24 of Form N-2 no longer applies to the Registrant, making this comment no longer applicable.

10.	Please confirm that the Fund’s website includes the materials incorporated by reference as indicated on page 56 of the Registration Statement.

The Registrant notes that the Revised Registration Statement will not be filed pursuant to General Instruction A.2 and thus, the Registrant has deleted the “Incorporation by Reference” section from the Revised Registration Statement. The Registrant further confirms that the Fund’s website includes the materials incorporated by reference into the Revised Registration Statement.

11.	Please add the following undertaking as Item 34, Undertaking #8 in Part C of the Registration Statement: “The Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the registration statement relating to such rights has been declared effective.”

The Registrant had added the requested language to the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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